 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Pandraud, Jean-Marc (Last) (First) (Middle) 100 Waltham Street (Street) Lexington, MA 02421 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mykrolis Corporation MYK 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/12/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President & COO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	11/12/2002		P		10,000	A	$6.15	30,007(1)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (right to buy)	$5.33	2/27/2002		J(2)	V	19,821		(3)	12/10/2008	Common Stock	19,821		$19,821	D
Stock Option (right to buy)	$6.47	2/27/2002		J(2)	V	59,736		(4)	12/9/2009	Common Stock	59,736		$59,736	D
Stock Option (right to buy)	$8.48	2/27/2002		J(2)	V	101,822		(5)	12/7/2010	Common Stock	101,822		$101,822	D
Explanation of Responses:

(1) Includes 18,019 shares acquired in a pro rata spin-out distribution by Millipore Corporation on February 27, 2002 and 1,988 shares purchased under the Mykrolis Employee Stock Purchase Plan.
(2) These options were received pursuant to a spin-out transaction by Millipore Corporation on February 27, 2002 in which options to acquire common stock of Millipore Corporation were converted into options to acquire common stock of Mykrolis Corporation in accordance with a formula designed to preserve the pre-spin-off intrinsic value of the options.
(3) These options vest 50% on December 10, 2002 and 50% on December 10, 2003.
(4)These options vest 33% on December 9, 2002,33% on December 9, 2003 and 33% on December 9, 2004.
(5) These options vest 25% on December 7, 2002 and 25% on each December 7th thereafter until fully vested.

By: /s/ Jean-Marc Pandraud 11/12/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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